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As filed with the Securities and Exchange Commission on June 24, 2002

Registration No. 333-86736

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LANDEC CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

California	94-3025618
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

3603 Haven Avenue
Menlo Park, California 94025-1010
(650) 306-1630
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Gary T. Steele
President and Chief Executive Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025-1010
(650) 306-1650
(Name, Address Including Zip Code, and
Telephone Number Including Area Code, of Agent for Service)

COPIES TO:

Geoffrey P. Leonard
Orrick, Herrington & Sutcliffe LLP
1020 Marsh Road
Menlo Park, California 94025
(650) 614-7400

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.001	2,580,663	$3.665	$9,458,129.90	$870.15(2)

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low prices per share of Common Stock of the registrant as reported on the Nasdaq National Market on April 16, 2002.

(2)
Previously paid on April 22, 2002.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated June 24, 2002

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

2,580,663 Shares

LANDEC CORPORATION

Common Stock

        This prospectus is part of a registration statement that covers 2,580,663 shares of our common stock. These shares of common stock may be offered and sold from time to time by the selling shareholders listed under the section entitled "Selling Shareholders" and their transferees. The selling shareholders may sell the common stock from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The selling shareholders and any underwriters, dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters" under the Securities Act of 1933. See "Plan of Distribution."

        We will not receive any proceeds from the sale of the common stock by the selling shareholders. We will bear the costs and expenses of registering the common stock offered by the selling shareholders. Selling commissions, brokerage fees and any applicable stock transfer taxes are payable by the selling shareholders.

        Our common stock is traded on the Nasdaq National Market under the symbol "LNDC." On June 21, 2002, the last sale price of Landec's common stock on the Nasdaq National Market was $3.73 per share.

Investing In Our Common Stock Involves A High Degree Of Risk.
See "Risk Factors" Beginning On Page 3.

These Securities Have Not Been Approved Or Disapproved By The Securities
And Exchange Commission Or Any State Securities Commission Nor
Has The Securities And Exchange Commission Or Any State Securities
Commission Passed Upon The Accuracy Or Adequacy Of This Prospectus.
Any Representation To The Contrary Is A Criminal Offense.

The date of this Prospectus is                        , 2002

THE COMPANY

        Landec and its subsidiaries design, develop, manufacture and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, and licensed partner applications. This proprietary polymer technology is the foundation, and a key differentiating advantage, upon which we have built our business.

        We have two core businesses—Food Products Technology and Agricultural Seed Technology, in addition to our Technology Licensing/Research and Development business.

        Our Food Products Technology business is operated through a subsidiary, Apio, Inc., and combines our proprietary Intellipac™ food packaging technology with the capabilities of a large national food supplier and value-added produce processor. This combination was consummated in December 1999 when the Company acquired Apio, Inc. and certain related entities (collectively, "Apio").

        Our Agricultural Seed Technology business is operated through a subsidiary, Landec Ag, Inc., and combines our proprietary Intellicoat® seed coating technology with our unique eDC™—e-commerce, direct marketing and consultative selling—capabilities which we obtained when we acquired Fielder's Choice Direct ("Fielder's Choice"), a direct marketer of hybrid seed corn, in September 1997.

        In addition to our two core businesses, we also operate a Technology Licensing/Research and Development business that licenses products outside of our core businesses to industry leaders such as Alcon Laboratories, Inc. and UCB Chemicals, a subsidiary of UCB S.A. of Belgium. We also engage in research and development activities with companies such as ConvaTec, a division of Bristol-Myers Squibb.

        To remain focused on our core businesses, in October 2001 our Board of Directors approved the sale of Dock Resins Corporation ("Dock Resins"), our specialty chemical subsidiary. We made the decision to sell Dock Resins in order to strengthen our balance sheet by reducing debt and other liabilities. We expect a sale of Dock Resins to close in fiscal year 2002.

        Landec was incorporated in California on October 31, 1986. We completed our initial public offering in 1996 and our common stock is listed on the Nasdaq National Market under the symbol "LNDC." Our principal executive offices are located at 3603 Haven Avenue, Menlo Park, California 94025 and our telephone number is (650) 306-1650.

        In this prospectus, the terms "Landec," "we," "us" and "our" includes Landec Corporation and its subsidiaries.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Our business and financial condition have been, and in the future may be, affected by the factors we describe below or those incorporated by reference in this prospectus.

We Have a History of Losses Which May Continue

        We have incurred net losses in each fiscal year since our inception. Our accumulated deficit as of April 28, 2002 totaled $55.7 million. We may incur additional losses in the future. The amount of future net profits, if any, is highly uncertain and we may never generate significant revenues or achieve profitability.

Our Substantial Indebtedness Could Limit Our Financial and Operating Flexibility

        At April 28, 2002, our total debt, including current maturities and capital lease obligations, was approximately $23.2 million and the total debt to equity ratio was approximately 39%. Of this debt, approximately $8.2 million is comprised of revolving lines of credit and approximately $15.0 is comprised of term debt. The amount of debt outstanding on our revolving lines of credit fluctuates over time, and the agreements contain financial and other limiting covenants. All $8.2 million outstanding under the revolving lines of credit is due in this fiscal year. Of our term debt, approximately $2.6 million, $4.7 million, $4.3 million and $1.4 million become due over the remainder of this fiscal year and each of the next three fiscal years, respectively. This level of indebtedness limits our financial and operating flexibility in the following ways:

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  a substantial portion of our net cash flow from operations must be dedicated to debt service and will not be available for other purposes;

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  our ability to obtain additional debt financing in the future for working capital is reduced;

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  our ability to fund capital expenditures or acquisitions may be limited;

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  our ability to react to changes in the industry and economic conditions generally may be limited.

        In connection with the Apio acquisition, we may be obligated to make future payments to the former shareholders of Apio of up to $7.8 million, plus an additional $273,000 of accrued interest, for a performance based earn out and future supply of produce. Of this amount, $4.1 million relates to the earn out from fiscal year 2000 that is due to be paid on October 28, 2002.

        Our ability to service this indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. If we are unable to service this debt, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which might not be successful and which could substantially dilute the ownership interest of existing shareholders.

We Have Violated Restrictions in Our Loan Agreements and May Have to Pursue New Financings if We are Unable to Comply with These Provisions in the Future

        Apio is subject to various financial and operating covenants under its term debt and line of credit facilities (the "Loan Agreement"), including minimum fixed charge coverage ratio, minimum current ratio, minimum adjusted net worth and maximum leverage ratios. These requirements and ratios generally become more restrictive over time. On January 27, 2002, Apio was in technical violation of the minimum fixed charge ratio. On February 12, 2002, this violation was cured through a subordinated contribution to Apio from Landec, retroactive to January 27, 2002. The Loan Agreement limits the ability of Apio to make cash payments to us until the outstanding balance is reduced to an amount specified in the Loan Agreement. Landec Ag is subject to certain restrictive covenants in its loan agreements which limit the ability of Landec Ag to make payments on debt owed to us. We have pledged substantially all of Apio's and Landec Ag's assets to secure their bank debt. We currently are not in violation of any of the provisions of the Loan Agreement but if we violate any obligations in the future we could trigger an event of default, which, if not cured or waived, would permit acceleration of our obligation to repay the indebtedness due under the Loan Agreements. If the indebtedness due under the Loan Agreement were accelerated, we would be forced to pursue one or more alternative strategies such as selling assets, seeking new debt financing from another lender or seeking additional equity capital, which might not be achievable or available on attractive terms, if at all, and which could substantially dilute the ownership interest of existing shareholders.

Our Future Operating Results Are Likely to Fluctuate Which May Cause Our Stock Price to Decline

        In the past, our results of operations have fluctuated significantly from quarter to quarter and are expected to continue in the future. Historically, our direct marketer of hybrid corn seed, Landec Ag, has been the primary source of these fluctuations, as its revenues and profits are concentrated over a few months during the spring planting season (generally during our second quarter). In addition, Apio can be heavily affected by seasonal and weather factors which have impacted quarterly results, such as the high cost of sourcing product during the first quarter of fiscal year 2002 due to a shortage of essential value-added produce items which had to be purchased at inflated prices on the open market in December 2001 and January 2002. Our earnings from our Food Products Technology business are sensitive to price fluctuations in the fresh vegetables and fruits markets. Excess supplies can cause intense price competition. Other factors that affect our food and/or agricultural operations include:

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  the seasonality of our supplies;

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  our ability to process produce during critical harvest periods;

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  the timing and effects of ripening;

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  the degree of perishability;

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  the effectiveness of worldwide distribution systems;

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  total worldwide industry volumes;

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  the seasonality of consumer demand;

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  foreign currency fluctuations; and

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  foreign importation restrictions and foreign political risks.

        As a result of these and other factors, we expect to continue to experience fluctuations in quarterly operating results, and we may never reach or sustain profitability for an entire fiscal year.

We May Not be Able to Achieve Acceptance of Our New Products in the Marketplace

        Our success in generating significant sales of our products will depend in part on the ability of us and our partners and licensees to achieve market acceptance of our new products and technology. The extent to which, and rate at which, we achieve market acceptance and penetration of our current and future products is a function of many variables including, but not limited to:

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  price;

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  safety;

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  efficacy;

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  reliability;

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  conversion costs;

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  marketing and sales efforts; and

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  general economic conditions affecting purchasing patterns.

        We may not be able to develop and introduce new products and technologies in a timely manner or that new products and technologies will gain market acceptance. We are in the early stage of product commercialization of certain Intellipac breathable membrane, Intellicoat seed coating and other Intelimer polymer products and many of its potential products are in development. We believe that our future growth will depend in large part on our ability to develop and market new products in our target markets and in new markets. In particular, we expect that our ability to compete effectively with existing food products, agricultural, industrial and medical companies will depend substantially on successfully developing, commercializing, achieving market acceptance of and reducing the cost of producing our products. In addition, commercial applications of our temperature switch polymer technology are relatively new and evolving. Our failure to develop new products or the failure of our new products to achieve market acceptance would have a material adverse effect on our business, results of operations and financial condition.

We Face Strong Competition in the Marketplace

        Competitors may succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by us or that would render our technology and products obsolete and non-competitive. We operate in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food products, agricultural, industrial and medical companies is expected to be intense. In addition, the nature of our collaborative arrangements may result in our corporate partners and licensees becoming our competitors. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than we do, and may have substantially greater experience in conducting clinical and field trials, obtaining regulatory approvals and manufacturing and marketing commercial products.

We Have Limited Manufacturing Experience and May Have to Depend on Third Parties to Manufacture Our Products

        We may need to consider seeking collaborative arrangements with other companies to manufacture some of our products. If we become dependent upon third parties for the manufacture of our products, our profit margins and our ability to develop and deliver those products on a timely basis may be affected. Failures by third parties may impair our ability to deliver products on a timely basis and impair our competitive position. We may not be able to continue to successfully operate our manufacturing operation at acceptable costs, with acceptable yields, and retain adequately trained personnel. Any disruptions in our manufacturing operations would reduce our ability to sell our products and would have a material adverse effect or our financial results.

Our Dependence on Single-Source Suppliers May Cause Disruption in Our Operations Should Any Supplier Fail to Deliver Materials

        We may experience difficulty acquiring materials for the manufacture of our products or we may not be able to obtain substitute vendors. We may not be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Several of the raw materials we use to manufacture our products are currently purchased from a single source, including some monomers used to synthesize Intelimer polymers and substrate materials for our breathable membrane products. In addition, virtually all of the hybrid corn varieties sold by Landec Ag are purchased from a single source. Any interruption of supply could delay product shipments and materially harm our business.

We May be Unable to Adequately Protect Our Intellectual Property Rights

        We have received, and may in the future receive, from third parties, including some of our competitors, notices claiming that we are infringing their patents or other proprietary rights. If we were determined to be infringing any third-party patent, we could be required to pay damages, alter our products or processes, obtain licenses or cease the infringing activities. If we are required to obtain any licenses, we may not be able to do so on commercially favorable terms, if at all. Litigation, which could result in substantial costs to and diversion of our efforts, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Any litigation or interference proceeding, regardless of outcome, could be expensive and time consuming and could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using that technology. Our success depends in large part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. Any pending patent applications we file may not be approved and we may not be able to develop additional proprietary products that are patentable. Any patents issued to us may not provide us with competitive advantages or may be challenged by third parties. Patents held by others may prevent the commercialization of products incorporating our technology. Furthermore, others may independently develop similar products, duplicate our products or design around our patents.

Our Operations Are Subject to Regulations that Directly Impact Our Business

        Our food packaging products are subject to regulation under the FDC Act. Under the FDC Act, any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe. We believe that food packaging materials are generally not considered food additives by the FDA because these products are not expected to become components of food under their expected conditions of use. We consider our Intellipac breathable membrane product to be a food packaging material not subject to regulation or approval by the FDA. We have not received any communication from the FDA concerning our Intellipac breathable membrane product. If the FDA were to determine that our Intellipac breathable membrane products are food additives, we may be required to submit a food additive petition for approval by the FDA. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on our business, operating results and financial condition.

        Federal, state and local regulations impose various environmental controls on the use, storage, discharge or disposal of toxic, volatile or otherwise hazardous chemicals and gases used in some of the manufacturing processes. In most cases, we believe our liability will be limited to sharing clean-up or other remedial costs with other potentially responsible parties. Our failure to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations could subject us to substantial liability or could cause our manufacturing operations to be suspended and changes in environmental regulations may impose the need for additional capital equipment or other requirements.

        Our agricultural operations are subject to a variety of environmental laws including, the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural operations, including those we conduct. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies could result in increased compliance costs.

Adverse Weather Conditions May Cause Substantial Decreases in Our Sales and/or Increases in Our Costs

        Our Food Products and Agricultural Seed Technology businesses are subject to weather conditions that affect commodity prices, crop yields, and decisions by growers regarding crops to be planted. Crop diseases and severe conditions, particularly weather conditions such as floods, droughts, frosts, windstorms and hurricanes, may adversely affect the supply of vegetables and fruits used in our business, which could reduce the sales volumes and/or increase the unit production costs. Because a significant portion of the costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition.

We Depend on Strategic Partners and Licenses for Future Development

        Our strategy for development, clinical and field testing, manufacture, commercialization and marketing for some of our current and future products includes entering into various collaborations with corporate partners, licensees and others. We are dependent on our corporate partners to develop, test, manufacture and/or market some of our products. Although we believe that our partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within our control. Our partners may not perform their obligations as expected or we may not derive any additional revenue from the arrangements. Our partners may not pay any additional option or license fees to us or may not develop, market or pay any royalty fees related to products under the agreements. Moreover, some of the collaborative agreements provide that they may be terminated at the discretion of the corporate partner, and some of the collaborative agreements provide for termination under other circumstances. In addition, we may not receive any royalties on future sales of QuickCast™ and PORT™ products because we no longer have control over the sales of those products. Our partners may pursue existing or alternative technologies in preference to our technology. Furthermore, we may not be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, and our collaborative arrangements may not be successful.

Both Domestic and Foreign Government Regulations Can Have an Adverse Effect on Our Business Operations

        Our products and operations are subject to governmental regulation in the United States and foreign countries. The manufacture of our products is subject to periodic inspection by regulatory authorities. We may not be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive approvals or loss of previously received approvals would have a material adverse effect on our business, financial condition and results of operations. Although we have no reason to believe that we will not be able to comply with all applicable regulations regarding the manufacture and sale of our products and polymer materials, regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. Future changes in regulations or interpretations relating to matters such as safe working conditions, laboratory and manufacturing practices, environmental controls, and disposal of hazardous or potentially hazardous substances may adversely affect our business.

        We are subject to USDA rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in:

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  fines, injunctions, civil penalties, and suspensions,

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  withdrawal of regulatory approvals,

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  product recalls and product seizures, including cessation of manufacturing and sales,

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  operating restrictions, and

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  criminal prosecution.

        We may be required to incur significant costs to comply with the laws and regulations in the future which may have a material adverse effect on our business, operating results and financial condition.

Our International Operations and Sales May Expose Our Business to Additional Risks

        For the first six months of fiscal year 2002, approximately 18% of our total revenues were derived from product sales to international customers. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by any of the following:

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  regulatory approval process,

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  government controls,

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  export license requirements,

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  political instability,

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  price controls,

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  trade restrictions,

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  changes in tariffs, or

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  difficulties in staffing and managing international operations.

        Foreign regulatory agencies have or may establish product standards different from those in the United States, and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on our international business, and our financial condition and results of operations. While our foreign sales are currently priced in dollars, fluctuations in currency exchange rates, may reduce the demand for our products by increasing the price of our products in the currency of the countries to which the products are sold. Regulatory, geopolitical and other factors may adversely impact our operations in the future or require us to modify our current business practices.

Cancellations or Delays of Orders by Our Customers May Adversely Affect Our Business

        During the first six months of fiscal year 2002, sales to our top five customers accounted for approximately 26% of our revenues, with our top customer, Costco, Inc., accounting for approximately 10% of our revenues. We expect that, for the foreseeable future, a limited number of customers may continue to account for a substantial portion of our net revenues. We may experience changes in the composition of our customer base, as Apio and Landec Ag have experienced in the past. We do not have long-term purchase agreements with any of our customers. The reduction, delay or cancellation of orders from one or more major customers for any reason or the loss of one or more of our major customers could materially and adversely affect our business, operating results and financial condition. In addition, since some of the products processed by Apio at its Guadalupe, California facility are often sole sourced to its customers, our operating results could be adversely affected if one or more of our major customers were to develop other sources of supply. Our current customers may not continue to place orders, orders by existing customers may be canceled or may not continue at the levels of previous periods or we may not be able to obtain orders from new customers.

Our Sale of Some Products May Increase Our Exposure to Product Liability Claims

        The testing, manufacturing, marketing, and sale of the products we develop involves an inherent risk of allegations of product liability. While no product liability claims have been made against us to date, if any product liability claims were made and adverse judgments obtained, they could have a material adverse effect on our business, operating results and financial condition. Although we have taken and intend to continue to take what we believe are appropriate precautions to minimize exposure to product liability claims, we may not be able to avoid significant liability. We currently maintain product liability insurance with limits in the amount of $41.0 million per occurrence and $42.0 million in the annual aggregate. Our coverage may not be adequate or may not continue to be available at an acceptable cost, if at all. A product liability claim, product recall or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, operating results and financial condition.

Our Stock Price May Fluctuate in Accordance with Market Conditions

        The stock market in general has recently experienced extreme price and volume fluctuations. The following events may cause the market price of our common stock to fluctuate significantly:

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  technological innovations applicable to our products,

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  our attainment of (or failure to attain) milestones in the commercialization of our technology,

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  our development of new products or the development of new products by our competitors,

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  new patents or changes in existing patents applicable to our products,

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  our acquisition of new businesses or the sale or disposal of a part of our businesses,

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  development of new collaborative arrangements by us, our competitors or other parties,

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  changes in government regulations applicable to our business,

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  changes in investor perception of our business,

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  fluctuations in our operating results and

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  changes in the general market conditions in our industry.

        These broad fluctuations may adversely affect the market price of our common stock.

The Implementation of Financial and Accounting Changes May Cause an Increase in Costs and Delays

        In order to address deficiencies in Apio's management information systems and accounting systems, Apio has recently implemented a new ERP business system designed to improve the delivery of both operational and financial information. Apio management believes that this new system will improve its managing of operations, including delivering complete and accurate financial statements to our corporate offices in a more timely manner. However, we may not be able to effect those changes in the management information systems and accounting systems in a timely manner or sustain the process improvements over time.

Our Controlling Shareholders Exert Significant Influence over Corporate Events that May Conflict with the Interests of Other Shareholders

        Our executive officers and directors and their affiliates own or control approximately 30% of our common stock (assuming conversion of outstanding preferred stock and including options exercisable within 60 days of June 20, 2002). Accordingly, these officers, directors and shareholders may have the ability to exert significant influence over the election of our Board of Directors, the approval of amendments to our articles and bylaws and the approval of mergers or other business combination transactions requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction or amendments would be beneficial to our other shareholders. In addition our controlling shareholders may approve amendments to our articles or bylaws to implement anti-takeover or management friendly provisions that may not be beneficial to our other shareholders.

We May Issue Preferred Stock with Preferential Rights That Could Affect Your Rights

        Our Board of Directors has the authority, without further approval of our shareholders, to fix the rights and preferences, and to issue shares, of preferred stock. In November, 1999 we issued and sold shares of Series A Convertible Preferred Stock and in October 2001 we issued and sold shares of Series B Convertible Preferred Stock. Each share of Series A and B Convertible Preferred Stock is convertible into shares of common stock in accordance with the conversion formula provided in our articles of incorporation (currently a 10:1 ratio) and is entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted.

        Holders of Series A and B Convertible Preferred Stock have the following preferential rights over holders of common stock:

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  Dividend Preference: Holders of Series B Convertible Preferred Stock are entitled to cumulative dividends payable in additional shares of Series B Convertible Preferred Stock at an annual rate of eight percent (8%) for the first two years, ten percent (10%) for the third year and twelve percent (12%) thereafter, following the initial sale of shares of Series B Convertible Preferred Stock. Holders of Series A Convertible Preferred Stock are entitled to dividends if and when declared by the board of directors, but in preference to any dividends declared or payable to holders of common stock. Our board of directors has never declared a dividend payable to holders of Series A Convertible Preferred Stock or common stock.

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  Liquidation Preference: Upon liquidation of the company, holders of Series A and B Convertible Preferred Stock are entitled to receive, in preference to the holders of common stock, an amount equal to the original issue price of their shares plus any declared or accrued but unpaid dividends.

        The issuance of additional shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our common stock.

We Have Never Paid any Dividends on our Common Stock

        We have not paid any cash dividends on our common stock since inception and do not expect to do so in the foreseeable future. Any dividends will be subject to the preferential dividends payable on our outstanding Series A Preferred Stock and Series B Preferred Stock and dividends payable on any other preferred stock we may issue.

The Reporting Of Our Profitability Could Be Materially And Adversely Affected If It Is Determined That The Book Value Of Goodwill Is Higher Than Fair Value.

        Our balance sheet includes an amount designated as "goodwill" that represents a portion of our assets and our stockholders' equity. Goodwill arises when an acquirer pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Under a newly issued accounting pronouncement, Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", beginning in January 2002, the amortization of goodwill has been replaced with an "impairment test" which requires that we compare the fair value of goodwill to its book value at least annually and more frequently if circumstances indicate a possible impairment. If we determine at any time in the future that the book value of goodwill is higher than fair value then the difference must be written-off, which could materially and adversely affect our profitability.

FORWARD LOOKING STATEMENTS

        This prospectus contains so-called forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and these forward-looking statements are made subject to the safe harbor provisions of Section 27A of the Securities Act of 1933. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "management believes" and similar language. All forward-looking statements are based on our current expectations and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors." Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by the selling shareholders in the offering; all net proceeds will go to the selling shareholders.

THE BUSINESS

Description of Core Business

        We participates in two core business segments—Food Products Technology and Agricultural Seed Technology. In addition to these two core segments, we will license technology and conduct ongoing research and development through our Technology Licensing/Research and Development Business.

  Food Products Technology Business

        We began marketing in early fiscal year 1996 our proprietary Intelimer-based breathable membranes for use in the fresh-cut produce packaging market, one of the fastest growing segments in the food industry. Our "value-added" technology enables our customers to incorporate our proprietary Intellipac ™ packaging technology with produce that is processed by washing and in some cases cutting and mixing, resulting in packaged produce which can increase shelf life, reduce shrink (waste) and eliminate the need for ice during the distribution cycle. Using our "value-added" technology, our customer are able to enter into and develop new businesses in this fresh-cut produce market (also known as the "value-added" market). In December 1999, we acquired Apio, our largest customer in the Food Products Technology business and one of the nation's leading marketers and packers of produce and specialty packaged fresh-cut vegetables. Apio provides year-round access to produce, utilizes state-of-the-art fresh-cut produce processing technology and distributes to the top U.S. retail grocery chains and major club stores and has recently begun expanding its product offerings to the foodservice industry. Our proprietary Intelimer-based packaging business has been combined with Apio into a wholly owned subsidiary that retains the Apio, Inc. name. This vertical integration within the Food Products Technology business places us in the unique position of providing the fresh-cut and whole produce market with both technology and access to larger and broader markets.

        Based in Guadalupe, California, Apio, when acquired in December 1999, consisted of two major businesses—first being the "fee-for-service" selling and marketing of whole produce and second, the specialty packaged fresh-cut and whole value-added processed products that are washed and packaged in our Intellipac packaging. The "fee-for-service" business historically included field harvesting and packing, cooling and marketing of vegetables and fruits on a contract basis for growers in California's Santa Maria, San Joaquin and Imperial Valleys as well as in Arizona and Mexico. Apio currently has approximately 12,500 acres under contract, consisting of approximately 17 percent of the farmable land in the Santa Maria Valley. The fresh-cut value-added processing products business, developed within the last 6 years, sources a variety of fresh-cut vegetables to the top retail grocery chains representing over 7,600 retail and club stores. During the fiscal year ended October 28, 2001, Apio shipped more than 21 million cartons of produce to some 700 customers including leading supermarket retailers, wholesalers, foodservice suppliers and club stores throughout the United States and internationally, primarily in Asia.

        There are five major distinguishing characteristics of Apio that provide competitive advantages in the Food Products Technology market:

  •
  Full Service Supplier: Apio has structured its business as a full service marketer and seller of vegetables, fruits, and fresh-cut value-added produce. It is focused on developing its Eat Smart™ brand name for all of its fresh-cut value-added products. As retail grocery and club store chains consolidate, Apio is well positioned as a single source of a broad range of products.
  •
  Reduced Farming Risks: Apio is unique in that it takes considerably less farming risk than its competitors. Apio reduces its farming risk by not taking ownership of farmland, and instead, contracts with growers for produce and charges for services that include cooling, shipping and marketing. The year-round sourcing of produce is a key component to both the traditional produce business as well as the fresh-cut value-added processing business.
  •
  Lower Cost Structure: Apio has strategically invested in the rapidly growing fresh-cut value-added business. Apio's 35,000 square foot value-added processing plant packed more than 69.5 million pounds of produce in the past twelve months. The value-added processing facility has recently been expanded to 49,000 square feet. Ninety percent of Apio's value-added products utilize Landec's proprietary Intellipac membrane technology. Our strategy is to operate one large central processing facility in one of California's largest, lowest cost growing regions (Santa Maria Valley) and use packaging technology to allow for the nationwide delivery of fresh produce products.
  •
  Export Capability: Apio is uniquely positioned to benefit from the growth in export sales to Asia and Europe over the next decade with its export business, CalEx. Through CalEx, Apio is currently one of the largest U.S. exporters of broccoli to Asia and has recently launched its iceless products to Asia using Intellipac packaging technology.

  •
  Expanded Product Line Using Technology: Apio, through the use of our Intellipac membrane technology, is in the early stages of changing selective categories of the whole produce business. Its introduction of iceless packaging for broccoli crowns in November 2000 is the beginning of a conversion from the traditional packing and shipping of whole produce, which relied heavily on ice, to iceless products utilizing the Intellipac technology. New iceless packaging is available for broccoli, cauliflower and green onions.

  Agricultural Seed Technology Business

        We formed our Landec Ag (formerly Intellicoat Corporation) subsidiary in 1995. Landec Ag's strategy is to build a vertically integrated seed technology company based on the proprietary Intellicoat® seed coating technology and its eDC—e-commerce, direct marketing and consultative selling capabilities.

        We have developed and, through Landec Ag, are conducting field trials of our Intellicoat seed coatings, an Intelimer-based agricultural material designed to control seed germination timing, increase crop yields and extend crop planting windows. These coatings are initially being applied to corn, soybean, and canola seeds. According to the U.S. Agricultural Statistics Board, the total planted acreage in 2001 in the United States for corn, soybean, and canola seed exceeded 76.1 million, 75.4 million, and 1.6 million, respectively.

        In fiscal year 2000, we successfully launched our first commercial product, Pollinator Plus™ coatings for inbred corn seed. As a result of the success realized in fiscal year 2000, we expanded our sales of inbred corn seed coating products in fiscal year 2001 to regional and national seed companies in the United States. This application is targeted to approximately 640,000 acres in ten states and is now being used by 31 seed companies in the United States. In addition, based on the successful field trial results during 2000 for our Relay Crop™ System for wheat and coated soybeans and our Early Plant hybrid coated corn, we expanded our sales in 2001. Our Relay Crop System will allow farmers to plant and harvest two crops during the year on the same land, providing significant financial benefit for the farmer. Early Plant hybrid corn, perhaps Landec Ag's largest seed coating opportunity, allows the farmer to plant corn seed 2 to 4 weeks earlier than typically possible due to cold soil temperatures. By allowing the farmer to plant earlier than normal, Early Plant hybrid corn will enable large farmers to utilize staff and equipment more efficiently and provide flexibility during the critical planting period. Recent market research with farmers in seven corn growing states verified that farmers would pay a significant premium for Landec Ag's Early Plant hybrid corn product if they were able to plant a portion of their acreage up to one month early. We estimate that 1 of every 7 corn acres could be converted to Intellicoat coated seed within 3 years of industry-wide commercialization.

        In September 1997, Landec Ag acquired Fielder's Choice, a direct marketer of hybrid seed corn to farmers. Based in Monticello, Indiana, Fielder's Choice offers a comprehensive line of corn hybrids to more than 14,000 farmers in over forty states through direct marketing programs. The success of Fielder's Choice comes, in part, from its expertise in selling directly to the farmer, bypassing the traditional and costly farmer-dealer system. We believe that this direct channel of distribution provides a 35% cost advantage to its farmers.

        In order to support its direct marketing programs, Fielder's Choice has developed a proprietary e-commerce direct marketing, and consultative selling information technology, called "eDC", that enables state-of-the-art methods for communicating with a broad array of farmers. This proprietary direct marketing information technology includes a current database of over 90,000 farmers. In August 1999, we launched the seed industry's first comprehensive e-commerce website. This website furthers our ability to provide a high level of consultation to Fielder's Choice customers, backed by a six day a week call center capability that enables us to use the internet as a natural extension of our direct marketing strategy.

  Technology Licensing/Research and Development Businesses

        We believe our technology has commercial potential in a wide range of industrial, consumer and medical applications beyond those identified in its core businesses. For example, our core patented technology Intelimer materials, can be used to trigger release of small molecule drugs, catalysts, pesticides or fragrances just by changing the temperature of the Intelimer materials or to activate adhesives through controlled temperature change. In order to exploit these opportunities, we have entered into or will enter into licensing and collaborative corporate agreements for product development and/or distribution in certain fields.

Discontinued Operations

        Dock Resins.    In April 1997, we acquired Dock Resins, a privately-held manufacturer and marketer of specialty acrylic and other polymers based in Linden, New Jersey. Dock Resins sells products under the Doresco® trademark which are used by more than 300 customers throughout the United States and other countries in the coatings, printing inks, laminating and adhesives markets. Dock Resins is a supplier of proprietary polymers including acrylic, methacrylic, alkyd, polyester, urethane and polyamide polymers to film converters engaged in hot stamping, decorative wood grain, automotive interiors, holograms, and metal foil applications. Dock Resins also supplies products to a number of other markets, such as, graphic arts, automotive refinishing, construction, pressure-sensitive adhesives, paper coatings, caulks, concrete curing compounds and sealers.

        In October 2001, the Board of Directors approved a plan to sell Dock Resins in order to strengthen its balance sheet and focus management's attention on our core food and agricultural technology businesses. We are currently seeking a buyer for Dock Resins. We anticipate that a sale of Dock Resins will close during the fiscal year 2002 but we are currently not a party to any agreement for the sale of Dock Resins.

        The estimated loss recorded in fiscal year 2001 on the pending sale of Dock Resins was $2.5 million, which is comprised of an estimated loss on the disposal of Dock Resins of $1.3 million; transaction costs and certain costs directly related to the sale, including consulting fees and professional fees of $900,000; and a provision of $258,000 for the anticipated operating losses from the measurement date of October 18, 2001 to the estimated disposal date of October 27, 2002. The estimated fair value sales price of $15 million is based upon negotiations with various parties that have expressed interest in acquiring Dock Resins. The loss we will ultimately realize on the sale of Dock Resins could differ materially from the amounts currently assumed in arriving at the loss recorded in fiscal year 2001 from the disposal.

ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLES

        In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

        Goodwill and other acquisition-related intangibles are reviewed for recoverability periodically or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount is compared to the undiscounted cash flows of the businesses acquired. Should the comparison indicate that these intangibles are not recoverable, their carrying amount would be reduced to the estimated amount of those cash flows.

        The Company has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. In May 2002, the Company completed its initial impairment review by grouping the net book value of all long-lived assets for acquired businesses, including goodwill and other intangible assets, and compared to the estimated the future discounted cash flows related to these long-lived assets. The discount rate used was based on the risks associated with the acquired businesses ("reporting entities"). This initial impairment review was performed by an independent appraiser. The review concluded that the fair market value of the reporting entities exceeded the carrying value of their net assets and thus no impairment charge needed to be recorded.

        The following table shows what net income would have been had the provision been applied at the beginning of fiscal year 1999 (in thousands, except per share amounts):

	Fiscal Year Ended October 31, 1999	Fiscal Year Ended October 29, 2000	Fiscal Year Ended October 28, 2001
Net income from continuing operations	(3,456)	(2,070)	(4,838)
Goodwill amortization	86	809	1,170
Trademark amortization	210	627	665
Other intangible amortization	274	621	744
Adjusted net income from continuing operations	(2,886)	(13)	(2,259)
Basic earnings per share as reported	(0.26)	(0.13)	(0.30)
Goodwill amortization	0.01	0.05	0.07
Trademark amortization	0.02	0.04	0.04
Other intangible amortization	0.02	0.04	0.05
Adjusted diluted earnings per share	(0.21)	(0.00)	(0.14)

CERTAIN TRANSACTIONS

        In April 1997, in connection with Landec's purchase of Dock Resins Corporation ("Dock Resins"), Landec entered into an employment agreement with Dr. Wayne Tamarelli, for a term of five years. Under the terms of his employment agreement, Dr. Tamarelli was employed as a Senior Vice President of Landec and elected as Chairman and Chief Executive Officer and a director of Dock Resins. In July 2000, Dr. Tamarelli entered into a separation agreement with Landec pursuant to which he resigned from each of his then-existing positions at Landec and Dock Resins and was appointed a Senior Vice President of Dock Resins and engaged as a consultant to Landec for a period of one year ending on June 30, 2001. Landec paid Dr. Tamarelli an aggregate of $52,800 in connection with his consulting services.

        In September 1997, in connection with the merger of Landec's subsidiary, Landec Ag, Inc., with Fielder's Choice Direct (the "Fielder's Choice Acquisition"), Landec entered into an employment agreement with Mr. Michael Williams, President of the Fielder's Choice, for a term of two years, which agreement has expired by its terms. In connection with the Fielder's Choice Acquisition, Mr. Williams became a holder of more than 5% of Landec's common stock. Mr. Williams continued his employment with Landec Ag at an annual salary of $160,000 until October 31, 2000, at which time, he and Landec entered into a consulting agreement providing for payment of annual consulting fees of $15,000 during the first year, with consulting fees in subsequent years to be mutually agreed. In addition, on November 1, 1998, Landec made a secured loan of $500,000 to Mr. Williams. The interest rate on the loan was 7.5% per annum and was fully paid on October 29, 2001. In connection with the Fielder's Choice Acquisition, Mr. Williams is also receiving earn-out payments from Landec Ag based on certain sales targets. The earn-out payments are payable annually each July and will not exceed $2.4 million in the aggregate. As of June 18, 2002, Mr. Williams has earned aggregate earn-out payments of approximately $2.0 million.

        On November 19, 1999, Landec sold 166,667 shares of Series A Preferred Stock (representing 1,666,670 shares of common stock on an as-converted basis) to Mr. Frederick Frank, a director of Landec, at a price of $60.00 per share for $10,000,000 and paid Mr. Frank $800,000 as a finder's fee pursuant to a Series A Preferred Stock Purchase Agreement between Mr. Frank and Landec.

        Mr. Frank is Vice Chairman of Lehman Brothers Inc. ("Lehman Brothers"). As compensation for services rendered by Lehman Brothers in connection with the closing of Landec's purchase of Apio, Inc., and certain related entities (the "Apio Acquisition"), Landec (i) issued 62,500 shares of common stock of Landec to Lehman Brothers and (ii) paid Lehman Brothers a total of $450,000 in cash before expenses, pursuant to a letter agreement between Landec and Lehman Brothers. From time to time, Lehman Brothers or its affiliates have provided, and may continue to provide, investment banking services to Landec, for which they received or will receive customary fees. Mr. Frank has no personal interest in these transactions.

        In connection with the Apio Acquisition, Landec entered into an employment agreement with Mr. Nicholas Tompkins for a term of five (5) years at an annual salary of $200,000. Under the terms of his employment agreement, Mr. Tompkins is employed as a Senior Vice President of Landec and Chief Executive Officer of Apio, Inc. Mr. Tompkins employment agreement also provides that in the case of his involuntary termination other than for cause or his resignation for good reason, he will continue to receive his salary through December 2004. Pursuant to the employment agreement, Mr. Tompkins was issued options to purchase up to 850,000 shares of common stock of Landec, and an option to purchase up to 2,000,000 shares of common stock of Apio. In addition, in connection with the Apio Acquisition, Mr. Tompkins was eligible to receive up to $10 million of earn-out payments if Apio exceeded certain earning targets in fiscal years 2000 and 2001. Of such amount, Mr. Tompkins earned $4.1 million in fiscal year 2000, which amount is payable on October 28, 2002, and $579,000 in fiscal year 2001, which amount was payable on March 1, 2002.

        Pursuant to the terms of farmer agreements entered into between Apio and the Nick Tompkins Ranch, B & D Farms, Security Farms and Keystone Farms (the "Tompkins Farms"), Apio provides harvesting, packing, cooling and distributing services for produce planted and grown by the Tompkins Farms. The terms of the agreements are substantially the same as the terms offered by Apio to other growers. During fiscal years 2000 and 2001, Apio's revenues derived from its services to the Tompkins Farms were approximately $1,898,000 and $5,065,000, respectively, and Apio paid the Tompkins Farms an aggregate of approximately $4,384,000 and $6,051,000 in fiscal years 2000 and 2001, respectively. Mr. Tompkins wholly-owns the Nick Tompkins Ranch and has a greater than ten percent (10%) ownership interest in each of B&D Farms, Security Farms and Keystone Farms.

        Apio makes advances to its produce growers for planting, growing and harvesting costs associated with crops in the ordinary course of its business. In connection with the upfront planting, growing and harvesting costs associated with crops from the Nick Tompkins Ranch during fiscal year 2001, Apio advanced the Nick Tompkins Ranch approximately $475,000, evidenced by a note (the "Note"). On December 31, 2001, the amount owed under the Note including approximately $20,000 in interest was offset by the earn-out payment of $579,000 owed to Nick Tompkins in connection with the Apio Acquisition. Accordingly, the Note was cancelled and Apio paid Mr. Tompkins the balance of approximately $84,000 in March, 2002. In May 2002, Apio advanced to Nick Tompkins $1.1 million for ground lease payments and crop financing expenses in order to maintain current levels of produce sourcing from the Nick Tompkins Ranch. The advance accrues interest at Apio's interest rate per its Bank of America loan agreement. Approximately $400,000 of the $1.1 million is due on June 30, 2002 with the remainder due on December 31 2002. This advance is secured by crops of the Nick Tompkins Ranch and the earn-out payment of $4.1 million due October 28, 2002 to Nick Tompkins.

        In connection with the Apio Acquisition, Landec entered into an employment agreement with Mr. Timothy Murphy, a former holder of more than five percent of the Landec's common stock. The term of the employment agreement was one year ending December 2000 and provided for an annual salary of $100,000. In addition, in connection with the Apio Acquisition, Mr. Murphy received payments of $560,000 in January 2001, $58,333 in December, 2001 and $560,000 in January 2002, and will receive deferred payments totaling $1,855,000 over the next three years.

        On October 25, 2001, Landec sold 142,857 shares of Series B Preferred Stock (representing 1,428,570 shares of Common Stock on an as-converted basis) to the Seahawk Ranch Irrevocable Trust at a price of $35.00 per share for $5,000,000. Mr. Ken Jones, a director of Landec, is a trustee of the Seahawk Ranch Irrevocable Trust.

SELLING SHAREHOLDERS

        We are registering the shares covered by this prospectus on behalf of the selling shareholders named in the table below. We issued all of the shares covered by this prospectus to the selling shareholders in a private placement transaction. We are registering the shares to permit the selling shareholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling shareholder as a gift, partnership distribution or other transfer after the date of this prospectus to resell the shares.

        The following table contains information as of June 20, 2002 with respect to the selling shareholders. The following table assumes that the selling shareholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

        The number and percentage of shares of common stock beneficially owned is based on 19,329,546 shares of common stock issued and outstanding at June 20, 2002 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares of common stock as to which an individual has sole or shared voting power or investment power, and also includes shares of common stock which an individual has the right to acquire within 60 days of June 20, 2002 through the exercise of any stock option, convertible security or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares the voting and investment powers with his or her spouse) with respect to the shares shown as beneficially owned.

	Common Shares Beneficially Owned Prior to Offering			Common Shares Beneficially Owned After Offering
Beneficial Owners			Number of Common Shares Being Offered
	Number	Percentage		Number	Percentage
The Robert Wood Johnson Foundation	225,000	1.16%	225,000	0	*
Ohio Carpenters' Pension Plan	115,000	*	115,000	0	*
New York State Nurses Association Pension Plan	175,000	*	175,000	0	*
Laborers' District Council and Contractors' of Ohio Pension Plan	75,000	*	75,000	0	*
The Dow Chemical Employees' Retirement Plan	300,000	1.55%	300,000	0	*
Her Majesty the Queen in Right of the Province of British Columbia	110,000	*	110,000	0	*
Special Situations Private Equity Fund, L.P.(1)	645,161	3.34%	645,161	0	*
GRT Topaz Partners, L.P.	8,300	*	8,300	0	*
GRT Topaz Partners (QP), L.P.	17,950	*	17,950	0	*
GRT Topaz Offshore Partners, Ltd.	22,137	*	22,137	0	*
East Hudson Inc. (BVI)(2)	140,400	*	56,500	83,900	*
The Conus Fund Offshore Limited(3)	95,500	*	38,600	56,900	*
The Conus Fund L.P.(4)	564,200	2.92%	227,500	336,700	1.74%
Presidio Partners L.P.	137,661	*	137,661	0	*
Geary Partners L.P.	87,097	*	87,097	0	*
Brady Retirement Fund L.P.	17,177	*	17,177	0	*
Massachusetts Mutual Life Insurance Company	161,290	*	161,290	0	*
Trellus Offshore Fund Limited(5)	142,522	*	90,322	52,200	*
Trellus Partners, L.P.(6)	147,268	*	70,968	76,300	*

*
Less than one percent

(1)
MG Advisers. L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. (the "Private Equity Fund"). Austin W. Marxe and David M. Greenhouse are the principal owners of MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by MG on behalf of the Private Equity Fund.
(2)
East Hudson Inc. (BVI) owns 83,900 shares that are not being registered pursuant to this registration statement.
(3)
The Conus Fund Offshore Limited owns 56,900 shares that are not being registered pursuant to this registration statement.
(4)
The Conus Fund L.P. owns 336,700 shares that are not being registered pursuant to this registration statement.
(5)
Trellus Offshore Fund Limited owns 52,200 shares that are not being registered pursuant to this registration statement.
(6)
Trellus Partners, L.P. owns 76,300 shares that are not being registered pursuant to this registration statement.

PLAN OF DISTRIBUTION

        The selling shareholders may sell the shares from time to time. As used herein "selling shareholder" includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer. The selling shareholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, one or more exchanges, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling shareholders may effect these transactions by selling the shares to or through broker-dealers. The selling shareholders may sell their shares in one or more of, or a combination of:

  •
  a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
  •
  purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,
  •
  an exchange distribution in accordance with the rules of an exchange,
  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers,
  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,
  •
  through short sales of shares,
  •
  privately negotiated transactions, and
  •
  any other lawful method.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

  •
  the name of each selling shareholder and of the participating broker-dealer(s),
  •
  the number of shares involved,
  •
  the price at which the shares were sold,
  •
  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

  •
  that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and
  •
  other facts material to the transaction.

        The number of shares of common stock beneficially owned by the selling shareholder will decrease as and when it takes such actions. The plan of distribution for the selling shareholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling shareholders hereunder.

        The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out short positions. The selling shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

        In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised that they have purchased their securities in the ordinary course of business and have not entered into any agreements, understandings or arrangements with any persons, including underwriters or broker-dealers, regarding the sale or transfer of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling shareholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including specified liabilities under the Securities Act. We have agreed to indemnify the selling shareholders against specified liabilities, including specified liabilities under the Securities Act

        We have agreed to maintain the effectiveness of this registration statement until such time as the selling shareholders are able to sell all of the common stock held by them pursuant to Rule 144 (k) of the Securities Act. No sales may be made based on this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling shareholders may sell all, some or none of the shares offered by this prospectus.

LEGAL MATTERS

        The validity of the issuance of the common stock offered by this prospectus will be passed upon by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California.

EXPERTS

        Ernst & Young LLP, the independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended October 28, 2001, in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). Our commission file number is 0-27446. You may read and copy any document that we have filed at the SEC's public reference rooms located at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at 233 Broadway, New York, New York 10279 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-732-0330 for more information about the Public Reference Room facilities. Our SEC filings are also available to you free of charge at the SEC's website at www.sec.gov.

        Our common stock is quoted on the Nasdaq National Market under the symbol "LNDC." Copies of publicly available documents that have been filed with the SEC can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        We have filed a registration statement on Form S-3 with the SEC that covers the securities offered by this prospectus. This prospectus is part of the registration statement, however, the prospectus does not include all of the information included in the registration statement and its exhibits. As a result, you should refer to the registration statement for additional information about us and the common stock offered under this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement are not necessarily complete and you should review the referenced document itself for a complete understanding of its terms.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

        We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

  (a)
  Our Annual Report on Form 10-K, for the year ended October 28, 2001;
  (b)
  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended January 27, 2002 and April 28, 2002;
  (c)
  Our Current Report on Form 8-K filed with the SEC on April 4, 2002; and
  (d)
  The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on December 21, 1995.

        All documents subsequently filed by Landec under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference in this registration statement from the date of filing the documents.

        You may request free copies of these filings by writing or telephoning us at the following address: Gregory Skinner, Chief Financial Officer, Landec Corporation, 3603 Haven Avenue, Menlo Park, California 94025-1010 (650) 306-1650.

        No person has been authorized to give any information or to make any representations other than those contained in the Prospectus in connection with the offer made by this Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by Landec or by any selling shareholder. Neither the delivery of this Prospectus nor any sale made based on this Prospectus shall under any circumstances create an implication that there has been no change in the affairs of Landec as of this date. This Prospectus does not constitute an offer or solicitation by anyone in any state in which an offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so to anyone to whom it is unlawful to make an offer or solicitation.

2,580,663 Shares

Landec Corporation

Common Stock

PROSPECTUS

June            , 2002

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

        The following table contains the costs and expenses payable by the Registrant in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the SEC registration fee:

SEC registration fee	$870
Accounting fees and expenses	$10,000
Legal fees and expenses	$40,000
Miscellaneous	$4,130

Total	$55,000

Item 15. Indemnification Of Directors And Officers

        The Registrant's Articles of Incorporation reduce the liability of a director to the corporation or its shareholders for monetary damages for breaches of his or her fiduciary duty of care to the fullest extent permissible under California law (the "California Law"). Under the California Law, a director's liability to a company or its shareholders may not be limited with respect to the following items: (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the company or its shareholders, (vi) contracts or transactions between the company and a director within the scope of Section 310 of the California Law or (vii) improper dividends, loans and guarantees under Section 316 of the California Law. The limitation of liability does not affect the availability of injunctions and other equitable remedies available to the Registrant's shareholders for any violation by a director of the director's fiduciary duty to the Registrant or its shareholders.

        The Bylaws of the Registrant further provide for indemnification of corporate agents to the maximum extent permitted by the California Law. In addition, the Registrant has entered into Indemnification Agreements with certain of its officers and directors. The Indemnification Agreements provide that the Registrant shall provide the maximum indemnification allowable under the current or future law, regardless of anything contained (or which may in the future be contained) in the Registrant's Articles or Bylaws, or in other sections of the Indemnification Agreement (which have been designed to track current law) against any damages incurred by such officers and directors in connection with their actions as officers or directors of the Registrant. The Indemnification Agreements also set forth the procedural mechanics for the parties to observe in case indemnification becomes necessary. In addition, the Indemnification Agreements provide that, if the Registrant refuses to indemnify the officer or director pursuant to the agreement, it must pay the expenses of an action brought by the officer or director to enforce the agreement (unless the action is frivolous or in bad faith). The Indemnification Agreements require the Registrant to periodically determine whether or not to obtain directors' and officers' liability insurance and (if it obtains such insurance) to include the indemnitee under its coverage. The Indemnification Agreements require approval of the Registrant of any settlement which is the subject of indemnification.

Item 16. Exhibits And Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Exhibit
4.1	Registration Rights Agreement between the Registrant and certain institutional investors, dated as of March 26, 2002 (incorporated by reference to exhibit 4.1 to the Registrant's current report on Form 8-K filed on April 4, 2002, Commission File No. 0-27446).
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP as to legality of the shares of Common Stock.
10.1
Subscription Agreements between the Registrant and certain institutional investors, dated as of March 26, 2002 (incorporated by reference to exhibit 10.1 to the Registrant's current report on Form 8-K filed on April 4, 2002, Commission File No. 0-27446).
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (See Exhibit 5.1).
24.1*	Powers of Attorney

*
Previously filed

Item 17. Undertakings

        The undersigned Registrant undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment to those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial BONA FIDE offering at that time.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offering in the Registration Statement, and the offering of securities at that time shall be deemed to be the initial BONA FIDE offering at that time.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on this 24th day of June, 2002.

LANDEC CORPORATION
By:	/s/ GARY T. STEELE Gary T. Steele Chief Executive Officer And President

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ GARY T. STEELE Gary T. Steele	Chief Executive Officer, President and Director (Principal Executive Officer)	June 24, 2002
/s/ GREGORY S. SKINNER Gregory S. Skinner	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 24, 2002
STEPHEN E. HALPRIN* Stephen E. Halprin	Director	June 24, 2002
KIRBY L. CRAMER* Kirby L. Cramer	Director	June 24, 2002
RICHARD S. SCHNEIDER* Richard S. Schneider, Ph.D.	Director	June 24, 2002
RICHARD DULUDE* Richard Dulude	Director	June 24, 2002

KENNETH E. JONES* Kenneth E. Jones	Director	June 24, 2002
FREDERICK FRANK* Frederick Frank	Director	June 24, 2002
*By:	/s/ GARY T. STEELE
Gary T. Steele ATTORNEY-IN-FACT

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1	Registration Rights Agreement between the Registrant and certain institutional investors, dated as of March 26, 2002 (incorporated by reference to exhibit 4.1 to the Registrant's current report on Form 8-K filed on April 4, 2002, Commission File No. 0-27446).
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP as to legality of the shares of Common Stock.
10.1
Subscription Agreements between the Registrant and certain institutional investors, dated as of March 26, 2002 (incorporated by reference to exhibit 10.1 to the Registrant's current report on Form 8-K filed on April 4, 2002, Commission File No. 0-27446).
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (See Exhibit 5.1).
24.1*	Powers of Attorney

*
Previously filed

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PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
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